SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

DARIOHEALTH CORP.

(Name of Issuer)

Common Stock
(Title of Class of Securities)

23725P100

(CUSIP Number)

Shmuel Farhi

484 Richmond St.

London, Ontario, Canada N6A 3E6

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23725P100	13D	Page 2 of 5 Pages

1.	Names of reporting persons Shmuel Farhi
2.	Check the appropriate box if a member of group (See Instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 1,115,240(1)
	8.	Shared voting power 0
	9.	Sole dispositive power 1,115,240(1)
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,115,240(1)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 5.8%(2)
14.	Type of reporting person (See Instructions) IN

(1)	Reflects sole voting/dispositive power as of May 18, 2018. Includes 55,556 warrants to purchase Common Stock issued to Mr. Shmuel Farhi.

(2)	Based on a total of 19,784,277 outstanding shares of common stock of the Issuer as reported to the Reporting Person.

CUSIP No. 23725P100	13D	Page 3 of 5 Pages

Item 1.	Security and Issuer

This Statement relates to the common stock, $0.0001 par value per share (hereinafter referred to as the “Common Stock”), of DarioHealth Corp., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 8 HaTokhen Street, Caesarea Industrial Park, 3088900, Israel.

Item 2.	Identity and Background

(a) and (f) Shmuel Farhi is a Canadian citizen and resides at 484 Richmond St., London, Ontario, Canada N6A 3E6.

(b) and (c) President, Farhi Holdings Corporation, 484 Richmond St., London, Ontario, Canada N6A 3E6.

(d) and (e) During the last five years, Mr. Farhi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and he has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, he is or has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Farhi purchased the shares of Common Stock held by him directly using his personal funds.

Item 4.	Purpose of Transaction

The securities of the Issuer were acquired for investment purposes. The Reporting Person intends to suggest a director nominee to serve on the Board of Directors of the Company.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Farhi may be deemed to beneficially own 1,115,240 shares of Common Stock of the Issuer, which constitute 5.8% of the outstanding shares of Common Stock of the Issuer, based upon 19,784,277 shares of the Common Stock outstanding as of May 18, 2018. Such shares of Common Stock include (i) 1,096,684 shares of Common Stock as of May 18, 2018, of which 707,795 shares are held in trust for Natan Farhi, a minor child of the Reporting Person; and (ii) 55,556 warrants to purchase Common Stock issued to the Reporting Person as of May 18, 2018.

(b) Mr. Farhi has sole voting and dispositive power of 1,115,240 shares of Common Stock of the Issuer. Such shares of Common Stock include (i) 1,096,684 shares of Common Stock as of May 18, 2018, of which 707,795 shares are held in trust for Natan Farhi, a minor child of the Reporting Person; and (ii) 55,556 warrants to purchase Common Stock issued to the Reporting Person as of May 18, 2018.

CUSIP No. 23725P100	13D	Page 4 of 5 Pages

(c) On May 15, 2018, the Reporting Person surrendered warrants issued by the Issuer, dated as of March 4, 2016, to acquire up to an aggregate of 173,466 shares of Common Stock from the Issuer (the “Warrants”). Upon the delivery of the Warrants, on May 18, 2018, the Issuer issued the Reporting Person an aggregate of 112,753 shares of Common Stock pursuant to the terms of an exchange agreement.

(d) No person other than Mr. Farhi has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported above in this Item 5 and held directly by Mr. Farhi.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has suggested a director nominee to serve on the Board of Directors of the Company.

Item 7.	Material to be Filed as Exhibits

Not applicable.

CUSIP No. 23725P100	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2018

By:	/s/ Shmuel Farhi
Shmuel Farhi